Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

NetEase, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. NetEase, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

PROPOSED SPIN-OFF AND SEPARATE LISTING

OF CLOUD VILLAGE INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

GLOBAL OFFERING AND FINAL OFFER PRICE

APPLICATION AND ALLOCATION OF THE GLOBAL OFFERING

Please refer to the announcement published by Cloud Village Inc. (“Cloud Village”) on its website at http://ir.music.163.com and the website of the Hong Kong Stock Exchange at www.hkexnews.hk on December 1, 2021 for information in respect of, among other things, the application and allocation of the Global Offering.

THE FINAL OFFER PRICE

The final offer price for Cloud Village Shares in the Global Offering is HK$205.00 per Cloud Village Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%).

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Hong Kong Stock Exchange for listing of, and permission to deal in, the Cloud Village Shares, and the final decisions of NetEase, Inc. (the “Company”) and Cloud Village. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off and the Global Offering will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

INTRODUCTION

Reference is made to the announcements of the Company dated May 26, 2021, August 1, 2021, November 16, 2021 and November 23, 2021 (the “Announcements”) in relation to the Proposed Spin-off. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcements.

APPLICATION AND ALLOCATION OF THE GLOBAL OFFERING

Please refer to the announcement published by Cloud Village on its website at http://ir.music.163.com and the website of the Hong Kong Stock Exchange at www.hkexnews.hk on December 1, 2021 for information in respect of, among other things, the application and allocation of the Global Offering.

THE FINAL OFFER PRICE

The final offer price for the Cloud Village Shares in the Global Offering is HK$205.00 per Cloud Village Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%).

INTERNATIONAL UNDERWRITING AGREEMENT

On November 26, 2021, the International Underwriting Agreement was entered into by, among others, Cloud Village, the Joint Global Coordinators and the International Underwriters.

Under the International Underwriting Agreement, the International Underwriters have agreed, subject to certain conditions set out therein, to subscribe for or purchase, or procure subscribers or purchasers to subscribe for or purchase, Cloud Village Shares being offered pursuant to the International Offering at the final offer price of HK$205.00 per Cloud Village Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%).

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In addition, under the International Underwriting Agreement, Cloud Village has granted to the International Underwriters the Over-allotment Option pursuant to which Cloud Village may be required to allot and issue up to 2,400,000 additional Cloud Village Shares, representing approximately 15% of the Cloud Village Shares initially available under the Global Offering, at the final offer price to cover over-allocations in the International Offering, if any.

THE COMPANY’S SUBSCRIPTION OF CLOUD VILLAGE SHARES

Based on the offer price of HK$205.00 per Cloud Village Share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%) and pursuant to the cornerstone investment agreement between, among others, the Company and Cloud Village, the Company subscribed for 7,602,000 Cloud Village Shares in the Global Offering.

LISTING DATE

Assuming completion of the Global Offering occurs in accordance with the current timetable, (i) Cloud Village is expected to be listed on the Main Board of the Hong Kong Stock Exchange on December 2, 2021 and (ii) Cloud Village Shares are expected to commence dealing on the Main Board of the Hong Kong Stock Exchange at 9:00 a.m. on December 2, 2021. The Cloud Village Shares will be traded in board lots of 50 Cloud Village Shares each and the stock code is 9899.

GENERAL

The Global Offering is conditional upon, amongst others, (i) the Hong Kong Stock Exchange granting approval for the listing of, and permission to deal in, the Cloud Village Shares and (ii) the obligations of the Underwriters under each of the respective Underwriting Agreements becoming and remaining unconditional and not having been terminated in accordance with the terms of the respective agreements.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Hong Kong Stock Exchange for listing of, and permission to deal in, the Cloud Village Shares, and the final decisions of the Company and Cloud Village. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off and the Global Offering will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off and the Global Offering as and when appropriate.

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hangzhou, China, December 1, 2021

As at the date of this announcement, the Board comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.

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